Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (Nos. 333-205182, 333-217098, 333-226654, 333-254559, 333-194900 and 333-278611) on Form S-8 and registration statements (Nos. 333-253666, 333-226878 and 333-278193) on Form S-3 of Energy Fuels Inc. of our report dated October 3, 2024, with respect to the consolidated financial statements of Base Resources Limited and its subsidiaries, which report appears in the Form 8-K of Energy Fuels Inc. dated October 3, 2024.

/s/ KPMG

KPMG
Perth, Australia
3 October 2024

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